Exhibit 99.1

JA Solar to Establish Solar Efficiency Innovation Center with the Shanghai Institute of Technical Physics of the Chinese Academy of Sciences

SHANGHAI, China, May 3, 2012 -JA Solar Holdings Co., Ltd., (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it has signed a strategic partnership agreement with the Shanghai Institute of Technical Physics of the Chinese Academy of Sciences (“SITP”) to establish a center for research and innovation in solar technology.

Under the terms of the partnership agreement, JA Solar and the SITP will work together to establish and operate the Center of Excellence for Photovoltaic Innovation, which will be located at JA Solar’s R&D facility in Yangzhou, China. The Center will focus on developing and commercializing cutting-edge new technologies that improve solar cell conversion efficiency.

Founded in 1958, the SITP is recognized as one of the leading research institutes in the fields of optoelectronics and photovoltaic technology in China. Its more than 500 researchers have a particular expertise in infrared optoelectronics and new infrared photoelectric materials. JA Solar has worked closely with the SITP over the past two years to develop new crystalline silicon technologies, a partnership that has yielded particularly encouraging results in optical absorption in nanostructures.

“This partnership extends JA Solar’s industry leading R&D capabilities,” commented Dr. Peng Fang, CEO of JA Solar. “The Center for Excellence will enable us to continue to drive advances in solar technology and improvements in conversion efficiency. We are excited to work with the SITP in the years ahead to set new benchmarks for the global solar industry.”

Dr. Xuechu Shen, academician of the Chinese Academy of Sciences at SITP, said: “JA Solar is recognized globally for its commitment to solar research and is the ideal partner for us on this exciting initiative. Our long-term existing partnership with JA Solar has already created encouraging results, and I’m confident that together we will set the industry standard for research excellence in the years ahead.”

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

About Shanghai Institute of Technical Physics

The Shanghai Institute of Technical Physics of the Chinese Academy of Sciences was set up in October 1958. It is an engineering-type and base-type institute which takes the basic application of infrared physics and optoelectronics as its main research direction and integrates the research on engineering technology with the high-tech industrialization. It was selected as one of the first institutes for the knowledge innovation program initiated by the Chinese Academy of Sciences in 1998.

CONTACT:

In China

Martin Reidy

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com